January 10, 2014

Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3589

Re:           OverNear, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 8, 2013
File No. 333-188565

Dear Mr. Brown:

Set forth below are the responses of OverNear, Inc., formerly known as Awesome Living, Inc. (the “Company”), to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 25, 2013, relating to the above referenced Amendment No. 2 to Form S-1 Registration Statement.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Direct Offering Prospectus

Summary page 2

1.           We note your response to our prior comment 8 and reissue in part.  Please include a brief summary of your timeline and the costs associated with your plan of operations in the prospectus summary.

RESPONSE:

The Company has added a section entitled “Summary Timing and Estimated Costs of Implementing Business Plan” to the prospectus summary with the information you have requested.

John Dana Brown
Securities and Exchange Commission
January 10, 2014

Our Business, page 2

2.           Consistent with comment 12 of our letter dated June 7, 2013, please disclose your cash balance on hand as of the most recent practicable date and confirm that you will update with any subsequent amendment.

RESPONSE:

The Company has updated the disclosure of its cash balance as of December 31, 2013, the latest practicable date prior to filing in the prospectus.

Our Relationship with Innolog, page 2

3.           We note the disclosure added stating that you continue to attempt to sell your personal health and wellness products. Please reconcile this with your statements throughout that you changed your business model “from” personal health and wellness products “to” a location-based social networking and mobile advertising platform.  Please also provide greater detail about the current sales and marketing efforts for your health and wellness products, and provide disclosure regarding such ongoing efforts in your business section beginning on page 32.

RESPONSE:

The Company has updated and clarified the prior disclosure with the following statement:  “We are no longer attempting to actively sell our personal health and wellness products and while we are not actively seeking to monetize such assets, we remain amenable to selling such prior operations and assets, if and when approached by a potential buyer.”

The Offering, page 17

4.           It appears that distributing $0.05 per share to shareholders in some states while distributing shares that you are otherwise valuing at $0.50 per share to shareholders in other states is a non-pro-rata distribution or dividend among shareholders.  Please provide us a sufficiently detailed analysis explaining why this is permissible under Nevada corporate law.  In addition please provide us a sufficiently detailed analysis explaining why this is permissible under your and Innolog’s Articles of Incorporation and Bylaws.

RESPONSE:

The Company has decided to remove all references in the prospectus relating to the Company’s buyout of shares at $0.05 per share or otherwise.  As such, the Company believes this comment/question is no longer relevant.

John Dana Brown
Securities and Exchange Commission
January 10, 2014

5.           We note from your response to our prior comment 11 that the Amended and Restated Merger Agreement did not expressly contemplate such buyout of shares.  In light of this please tell us why it is not necessary for you to amend your Amended and Restated Merger Agreement in order to effectuate the distribution in this manner.

RESPONSE:

The Company has decided to remove all references in the prospectus relating to the Company’s buyout of shares at $0.05 per share or otherwise. As such, the Company believes this comment/question is no longer relevant.

Note 2:  Summary of Significant Accounting Policies, page F-8
Software Development Costs

6.           We note your response to prior comment 15.  ASC 985-20-35-3 requires amortization to begin when a product is available for general release to customers. It appears based upon your response that you do not define your customers as your end users, but as businesses who will pay a monthly fee to use your platform and technology as an advertising and marketing channel to reach your user base. Please confirm that you do not plan to generate revenue from your users.  Also in this regard, we note that you expect to begin generating revenue by the end of the second quarter of 2014.  Tell us whether the mobile app is currently ready to be released to advertisers.  If not, tell us when you expect the technology to be in place and ready for general release.

RESPONSE:

Our business model requires its implementation in two phases: The first phase calls for the development and release of our mobile application to the general public, for no charge, with the intention of building a large user base to whom our ultimate customers (i.e. businesses or advertisers) would later advertise.  During this phase, we also plan to undertake marketing efforts to make potential users aware of our unique value proposition and to encourage them to download and use our mobile app. We do not plan to generate revenues by charging these users for using our mobile app.

During the second phase of our business model, expected to commence by the end of the second quarter in 2014, we plan to monetize our mobile app by offering businesses an opportunity to advertise to users of our mobile app.  We expect to leverage our mobile app to offer advertising solutions that are designed to be more engaging and relevant in order to help businesses better achieve their advertising goals.  We plan to earn revenue by charging businesses a monthly subscription fee ranging from $49 to $99 per month to use our platform and technology as an advertising and marketing channel to reach our users.  We also expect to attract advertising dollars using traditional pay per click (CPC) and views per thousand (CPM) models on our mobile application.  Additionally, we plan to extend the use of our mobile app to include payment-processing integration for point-of-sale transactions in partnership with ticket agents and venue operators, whereby we will earn a commission for purchase transactions effected through our app.

Currently, our mobile app is not ready for release to advertisers; however, we plan to have it completed and released by the end of the second quarter 2014.

John Dana Brown
Securities and Exchange Commission
January 10, 2014

7.           Please provide us with your analysis for determining that the net realizable value of the capitalized development costs exceeded the unamortized capitalized development costs as of each balance sheet date as required by ASC 985-20-35-4.

RESPONSE:

The Company based its analysis on comparing the unamortized capitalized software development costs to the net realizable value of our resulting product.  We estimate the net realizable value from our financial model which forecasts customer growth and estimated future revenues reduced by the estimated future costs associated with acquiring customers for a period of three years.  This financial model is driven by detailed assumptions and financial metrics (i.e., ARPUs, SAC, CPCs, CPMs, user growth rates, churn rates, etc.) derived from industry averages of businesses which have deployed comparable advertising strategies in our sector.

We first forecast our customer growth, from approximately 304 customers in 2014, growing to an estimated 4,520 in 2015 and approximately 14,000 by 2016.  Based on our customer acquisition forecast and certain underlying assumptions, we derived a three-year financial forecast which estimates annual revenues growing from $387,000 in 2014, to $5.5 million in 2015, to $11.5 million in 2016.  Over the three-year forecast period, we forecast the net realizable value to be more than $3.5 million.  When compared to the capitalized software cost of $710,200 on our balance sheet, we find that it is significantly in excess of it.  No fair value studies have been conducted to date.

Condensed Balance Sheet – June 30, 2013, page F-19

8.           We note your response to prior comment 16.  Per your Business Summary on page 1 you are planning to implement several new features, bug fixes, and enhancements to your product on an ongoing basis.  Please tell us in more detail the components of the additional $211,111 of costs being capitalized, including whether they relate to any of the above, and specifically how you applied the guidance ASC 985, including ASC 985-20-55-18 with regard to treatment of enhancements and maintenance costs.

RESPONSE:

Until such time that the Company releases its product for use by its business customers (i.e. advertisers), all costs have been related to coding the necessary software required for the proper functionality of the mobile app and associated server-side infrastructure and bug fixes related to the new code and testing.   Software coding, testing and bug fixes for the original product and enhancements were performed subsequent to establishing technological feasibility in accordance with guidance provided in ASC 985-20-25-3.  Enhancements made to the product have been supplemental improvements based on beta user feedback and do not replace the original product.

The breakdown of the additional $211,111 of software costs that are being capitalized are approximately $168,889, or 80% of the total, for original source code development, testing and bug fixes based on the product roadmap and $42,222, or 20% of the total, for source code development, testing and bug fixes on enhancements.

John Dana Brown
Securities and Exchange Commission
January 10, 2014

Financial Statements

9.           Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated the amended registration statement with its financial statements for the quarter and nine months ended September 30, 2013, as required by Rule 8-08 of Regulation S-X.

Sincerely, OVERNEAR, INC.
/s/ Fred E. Tannous
Fred E. Tannous
Chief Executive Officer